

2004 ANNUAL REPORT

DAVEY TREE EXPERT CO

ARS

P.E. 12/31/04


25
years
DAVEY

able of Contents

nnual Meeting

[illegible] of Shareholders
[illegible] Expert Company
[illegible] Tuesday, May 17,
[illegible] p.m. at The Davey
[illegible] in Kent, Ohio

Form 10-K Availability

Shareholders may obtain without
charge a copy of the Form 10-K, as
well as other periodic reports, filed
with the Securities and Exchange
Commission (SEC) upon written
[illegible] Corporate Secretary
[illegible] Website, by
[illegible] to the SEC's website
[illegible]

Visit our Website

To learn more about
The Davey Tree Expert Company
online, visit www.davey.com

The Davey Tree Expert Company
Five-Year Financial Information

(In thousands, except ratio and per share data)

	2004	2003	2002	2001	2000
Operating Statement Data:					
Revenues	**$ 398,648**	$ 346,263	$ 319,273	$ 321,284	$ 322,236
Income from operations	**21,022**	16,329	13,997	15,850	1,621
Income (loss) before income taxes	**20,896**	14,733	11,937	11,136	(3,484)
Net income (loss)	**12,253**	8,717	7,221	6,731	(2,404)
Net income (loss) per share, diluted	**$ 1.37**	$ .99	$ .85	$ .82	$ (.30)
Shares used for computing per share amounts, diluted	**8,923**	8,806	8,508	8,231	7,929
Other Financial Data:					
Cash flow (from net income plus depreciation and amortization)	**$ 34,881**	$ 29,492	$ 27,283	$ 26,251	$ 18,777
Depreciation and amortization	**22,628**	20,775	20,062	19,520	21,181
Capital expenditures	**38,482**	19,975	16,127	11,692	17,476
Dividends per share	**.26**	.24	.24	.22	.22
Balance Sheet Data:					
Working capital	**$ 22,207**	$ 20,208	$ 15,422	$ 16,255	$ 35,386
Current ratio	**1.38**	1.42	1.33	1.39	2.09
Property and equipment, net	**83,600**	66,753	66,863	70,111	78,076
Total assets	**183,105**	166,837	161,156	155,473	159,382
Long-term debt	**19,830**	30,178	36,605	41,887	57,414
Other long-term liabilities	**34,681**	26,323	24,335	21,904	22,078
Equity to debt ratio	**.62**	.59	.51	.48	.42
Shareholders' equity	**70,203**	62,147	54,135	50,250	47,392
Common shares, net outstanding	**7,654**	7,804	7,680	7,728	7,796
Stock options, outstanding	**990**	1,019	868	1,205	1,342
ESOT valuation per share	**$ 20.00**	$ 15.70	$ 12.80	$ 12.00	$ 11.00




Revenues
($ in millions)
Net Income
($ in millions)
Cash Flow
Cap "Ex"
($ in millions)
Assets
Equity
LT Debt
($ in millions)
ESOT Valuation
($ per share)
'00
'01
'02
'03
'04

To Our Shareholders

Douglas Cowan, Chairman & Chief Executive Officer
Warnke, President & Chief Operating Officer

Overview

2004 was an excellent year in all respects – our best ever, and records were set in nearly every category. We grew revenues in all service lines, grew net income even more significantly, again reduced bank borrowings, and as a consequence, achieved a record level of Shareholders' Equity and a new record market price for our stock. Our financial condition at the end of 2004 was as strong as it's ever been.


Net Income
($ in millions)
15
12
9
6
3
0
-3
'00
'01
'02
'03
'04

On a consolidated basis, net revenues were $398,648,000, a new record and up 15.1% from the prior year's $346,263,000. The significant news, though, was that both pretax income and net income were up over 40% from the prior year. Net income of $12,253,000 in 2004 was up over $3,500,000 from the prior year's $8,717,000.

Because of the strong year in operations, the Company's financial position again improved in 2004, as reflected in the balance sheet. Cash flow from operations (net income plus depreciation/amortization) of $34,881,000 was up $5,389,000, or 18% from 2003; working capital increases were up only $2,000,000 – modest given the revenue growth; capital expenditures were increased dramatically to accommodate growth; and stock redemptions were $7,253,000 compared to $5,987,000 in 2003. Each of these, save the last item, were actively managed items and their combined interrelationships, coupled with Pacific Gas & Electric's emergence from bankruptcy in April, allowed us to repay over $10,000,000 of long-term debt to a level of $19,830,000 by year-end. At the end of 1999, long-term debt was at $66,000,000. We've repaid over $46,000,000 in long-term debt in five years and that's a remarkable achievement. Our lower bank borrowings and historic low interest rates are enhancing our earnings. And finally, the Company's Shareholders' Equity increased $8,000,000 to a record level of $70,203,000.

PG&E's emergence from bankruptcy was a significant event in 2004 and favorably affected both the income statement and the balance sheet. PG&E originally filed for Chapter 11 bankruptcy protection in April 2001 and successfully emerged from bankruptcy in April 2004. During that three-year period, $13.3 million of our accounts receivable were "locked-up." We received interest income from PG&E during that period and all post-bankruptcy billings/receivables were paid promptly, but it was, nonetheless, a period of uncertainty as to the collectibility of the receivable. In April, when we received the $13.3 million check, several favorable adjustments were triggered. Interest income was positively affected by $1,692,000 because we had applied the interest received over the three-year period as a reduction to the receivable. Further, the entire proceeds of $13.3 million were used to reduce debt, thereby reducing PG&E receivable issue, please see Note C of our financial statements.)

Because of our strong performance in 2004, the recovering good performance of the stock market in general, and the performance of our peer group companies, we are pleased to report to you that our stock evaluator, Management Planning Inc., determined that our market price was $20.00 per share, effective December 31, 2004. This is a superb 27.4% increase in value from last year's price of $15.70 and a 9.9% increase from the June 30, 2004, price of $18.20.

Dividends to shareholders were increased 8.3% to $.26 per share and $2,244,000 in total, or approximately 18% of our net income was paid to shareholders in 2004.

All things considered, 2004 overall was an outstanding year and our excellent financial condition will allow us to capitalize on many new opportunities.

Operations

Utility services, as it did in 2003, provided a significant portion of the Company's revenue growth in 2004, up approximately $28,000,000 over the previous year. Operating profits nearly quadrupled and improved to nearly acceptable levels. We still have a handful of marginally performing contracts, but the progress made during 2004 on these accounts was impressive. Further, a 19% growth in utility services entails substantial start-up costs and these results were achieved despite absorbing these costs.

It must be noted that utility revenues, and to a lesser extent, residential and commercial revenues were favorably impacted by the hurricanes and severe storms in the southeastern states in the third quarter of 2004. We cannot praise our people enough for the job they did marshalling resources and performing under the most difficult conditions. At the peak of the storm damage, we had over 300 crews and support personnel in Florida alone, and they worked 12 hour days, 7 days a week.


Equity ◇
LT Debt ●
($ in millions)
100
75
50
25
0
'00
'01
'02
'03
'04

The August 14, 2003, blackout and the consolidation of line clearance contractors continue to impact the utility industry. We believe that new, stronger standards of vegetation management will be enacted throughout the country and tough, new oversight procedures will be implemented. We know that utilities are giving greater attention to line-clearing activities, system inspection and contractor performance auditing, and that Davey is uniquely positioned to capitalize on this opportunity.

This market is recovering rapidly, as both customers and competitors are beginning to understand the costly, mid- to long-term effects of irresponsible pricing, sub-standard performance and improperly designed and administered vegetation management programs. Growth opportunities abound and we will continue to execute our strategies.

Residential services generated strong revenue growth through the first six months of the year, exceeding plan by over $11,000,000. A contributing factor was the New York Asian Longhorned Beetle project wherein Davey again provided the unique and highly complex service of treating over 65,000 trees in and around New York City. Significant new growth was also realized during the first six months from the previous year's acquisition activity and strong customer growth in portions of the country. Profits were essentially on plan but did not reflect our typical margins. The second half of the year was characterized by solid performance with a focus on "organic" growth and personalized customer service. We initiated a pilot program which tested select markets for accelerated lawn care sales and the results were favorable. Our test markets will be expanded in 2005. Profit margins for this period greatly improved and exceeded plan five of the remaining months to end the year ahead of 2003. Residential services were actively involved in emergency and restoration work in the aftermath of the four hurricanes that struck Florida and portions of the southeast. They were part of a collaborative effort with our Utility and Commercial services that collectively committed nearly 1,000 workers, managers, safety personnel and consultants to the storm-struck areas.


ESOT Valuation
($ per share)
25
20
15
10
5
0
'00
'01
'02
'03
'04

Commercial Grounds Management also realized significant growth and exceeded 2003 revenues by over $5,000,000, or 11.6%. Most of this growth came from current year and prior year acquisitions, and from the storm-related work in Florida. Overall profitability slipped in 2004 and was directly attributable to a few territories. Poor timing on one acquisition and local management issues on the others overshadowed very strong performances by the majority of the Commercial operations. Corrective measures were implemented in 2004 and are producing positive results that will be reflected in 2005. The markets we service are strong and we see growing opportunities, both short- and long-term.

Manager development and succession remain one of our highest priorities in Residential/Commercial services.

Our Canadian Residential and Utility operations had an outstanding year with a 34% growth in revenues and 80% growth in operating profit. Residential services throughout Canada had a superb year with growth and profitability generated from greater market penetration and improved operational efficiencies. Canadian operations also benefited from a stronger Canadian dollar in relation to the U.S. dollar. Management succession is a top priority in both Residential and Utility services and steps are being taken to identify the leaders of the future. Several acquisitions are under consideration and this will be a key factor in our continuing growth.

Davey Resource Group had another very good year in 2004. Revenues increased 11% from the prior year and although their operating profit declined from the prior year, in terms of profit percentage they were still among the most profitable units in the Company. They continue to participate in high-profile projects that garner national attention. Most prominent was their technical involvement with the US Department of Agriculture in the continuing Asian Longhorned Beetle projects. The tree moving/tree preservation project for the Capitol grounds in Washington D.C. entered its fourth year, a project that will last another one to two years and involves the moving/preservation/replanting of seven very large trees at the site of the new underground Visitors' Center.

Demand for the Resource Group's utility inspection, permitting and audit services continued to increase at a faster pace than prior years. We're optimistic about DRG's future.

National Managers' Meeting

In January 2004, we held a National Managers' Meeting in Florida and over 270 managers from all over North America attended the 3-day meeting. It had been four years since our prior national meeting and there was much to communicate and discuss. Interestingly, the average age and years of service for the attendees were 43 and 16, respectively, nearly identical to the same stats at the meetings in '88, '92, '96 and '00. Inasmuch as this was the first managers' meeting for over 1/3 of the attendees, we found that fact interesting.

We unveiled "Vision 2010" at the 1st day's meeting and talked about where the Company will be positioned in 2010, why we've chosen these objectives and how we'll accomplish them. There were presentations on customer service, emerging technologies, project management processes and "Doing it Right." And at the closing banquet, the Outstanding Manager Awards and the John Davey Awards were presented to our best managers.

By all accounts, the meeting was a major success and certainly our best ever.

Shareholders

In May, we held our Annual Shareholders' meeting; of the 8,654,096 total shares outstanding and eligible to vote, approximately 78% were represented either in person or by proxy. The shareholders approved a motion to set the number of directors at ten, and directors R. Cary Blair and Douglas K. Hall were elected to a new three-year term.

Shareholders also overwhelmingly adopted the 2004 Omnibus Stock Plan. During 2004, approximately 800 employees participated in the Employee Stock Purchase Plan, and they purchased 71,282 shares through payroll withholdings of $1,028,000; the number of participants was lower in

2004, but their payroll withholdings were higher. The number of shares purchased was lower than the last few years because of a higher market price per share.

In 1997, we created a new 401KSOP, which is now Davey's primary employee ownership/retirement benefit program. The 401KSOP incorporates the old ESOP accounts and adds an employee-contributory, company-match feature. The accounts are portable; i.e., when employees leave the Company, for whatever reason, they take their accounts with them. Our 401KSOP is predicated on a simple philosophy that retirement planning is a lifelong activity that is the responsibility of every individual and one that must begin at an early age.

At the end of 2004, there were 2,527 employee participants in the 401KSOP, 2,256 of whom were actively contributing to their accounts. During 2004, they contributed approximately $3,000,000 through payroll withholdings. The Company match in 2004 was approximately $919,000, in the form of shares of Davey stock. At December 31, 2004, the 401KSOP participants owned approximately 2,728,000 shares of Davey stock, or 36% of the Company's total outstanding shares. The value of these shares at the current market price is nearly $55,000,000. We know of no other company that has rewarded its employees' efforts with stock ownership of this magnitude. We also know of no other company in our industry whose employees are more loyal, more committed and more productive.

People

James H. Miller retired from the Board of Directors after nearly two decades of service. Jim, during his tenure, served on every committee of the Board and was Chairman of the Finance Committee. On behalf of all employees, we thank Jim for his years of dedicated service – he will be missed and long remembered for his integrity, insightful thinking, common sense and his passionate commitment to the employees and shareholders of the Company. Jim was an "apostle" for employee ownership.

2005

Our principal priorities in 2005 will continue to be revenue growth in all service lines, with focused emphasis on residential, commercial and the resource group, profit improvement in utility services, and development of the next generation of Davey leaders.

We think 2005 can be another very good year. Because of the improvements we see in the overall economy and in the utility industry, in particular, we're more optimistic today than we were even a year ago, and we remain eternally confident in the Davey employee-ownership spirit and our combined ability to accomplish the most difficult challenges.

Your support and confidence are very important to us and we thank you. We look forward to seeing many of you at the Shareholders' Meeting.

R. Douglas Cowan
Chairman and Chief Executive Officer

Karl J. Warnke
President and Chief Operating Officer

Market Price 1978 - 2004



$ per Share
22.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
'78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04
0.47
0.52
0.93
1.85
2.22
3.59
4.70
6.22
7.41
6.78
13.03
16.00
13.00
11.00
12.00
12.80
15.70
20.00


125
years
DAVEY







125 Years of Growth

In the late 1800s, a man from England landed in the United States with a dream and a burning desire: to preserve ailing trees and provide high-quality horticultural services. Today, the company founded in his name in 1880 continues his work as The Davey Tree Expert Company. With 5,000 employees across North America, the company still retains John Davey's passion.



Early Expansion

In the early years, the company mostly served to give John a platform to demonstrate his tree surgery practices. His book, "The Tree Doctor," self-published in 1901, helped spread the word about his new scientific techniques for tree care. However, it wasn't until he recruited his son Martin in 1906 that the company really began to grow as a business.

As president of the company, Martin marketed the company by pursuing highly visible clients such as New York's Central Park, securing Will Rogers as the speaker at the company's 1934 anniversary celebration, planting trees in Philadelphia for each of the original 13 colonies during the U.S. Sesquicentennial and sponsoring a nationally broadcast radio program.

While his involvement in the company grew, Martin also pursued politics, eventually becoming mayor of the city of Kent, a four-term member of Congress and a two-term governor of Ohio.

One of the early struggles for the fledgling company was how to retain its field force employed during the slower winter months. Establishing The Davey Institute of Tree Surgery in 1909 allowed for a consistent field force while teaching them new techniques and horticultural practices.

In 1921, the company began its first utility contract. Utility lines required year-round care, and by 1960 the service would account for 60 percent of the company's business.

The reciprocal nature of loyalty between the company and its employees was demonstrated during the economic tough times. In 1934, the company forgave the debt owed by salesmen who had




DAVEY
TREE
EXPERT
CO



been advanced funds against future commissions. And employees accepted partial payment of wages when the same economic downturn interrupted the company's cash flow.

Invention and Innovation

At the end of World War II, the company experienced a shift in leadership as Martin Davey, Sr., died and was replaced by his son, Martin (Brub) Davey, Jr. In addition to the leadership change, the period following WWII was marked by remarkable changes in equipment in the industry and to Davey crews.

Chemical brush control was conceived by Homer L. "Red" Jacobs when he concluded that a DuPont-made chemical was effective against brush. The company realized the potential success of the service, and offered it to Davey's utility customers. Within a few years, the chemical brush control service reached a million dollars.

The first power saw, introduced after WWII, was cumbersome, difficult to repair and frustrating to operate, but as it became lighter and more dependable, the power saw became an essential tool for tree surgery crews. By 1957, Davey Tree had 430 power saws in use in the field.

The brush chipper, introduced in 1949, could be towed behind the Davey truck, and grind limbs and brush quickly and cleanly. Today, it is an essential piece of field equipment.

The aerial bucket truck also revolutionized the way trees could be pruned. By the mid-1950s, Davey crews were using the bucket trucks to trim trees around power lines and at residences, including the Henry Ford estate in Dearborn, Michigan.


25 years
DAVEY

Employee Ownership and Opportunity

In the late 1960s and 1970s, the company's leadership changed hands between Brub Davey, Paul Hershey, Joe Myers and Alexander Smith. Finally in early 1977, the family announced its intention to sell the company. This announcement started a domino effect among employees that ultimately led to employee ownership. After four offers and countless hours of negotiations, ownership transferred to the employees of the company in 1979.

Over the ensuing months and years, employees worked diligently to ensure that their investment paid off. During that time, the number of employees working at the company doubled, the revenues increased eight-fold and the number of employee shareholders increased from 113 to more than 2,000.

The company also experienced incredible growth through line-clearing contractor in Western Canada; numerous grounds care operations; and a large residential operation, the B.D. Wilhelm Company of Denver, Colo.

At the 10-year anniversary of employee ownership, the company offered a second stock subscription. When the company offered its third stock subscription in 2002, 365 employees subscribed for more than 800,000 shares for a total subscription amount of more than $10 million.

In the 1990s, the company reorganized around customer groups, launched Davey Resource Group, the technical consulting division, and the Commercial Services group, the grounds management division.

At the turn of the century, the company's acquisition of National Shade, Ltd., established a national presence and capability in the




DAVEY





turf division, Davey's host of offerings includes everything from urban forestry to vegetation management and from commercial grounds management to large tree moving.

"Over the past 125 years, Davey Tree has changed from a regional tree care operation to a North American company providing complete horticultural services in the residential, utility, commercial and governmental markets," said R. Douglas Cowan, chairman and CEO. "I think 'Father John' would be impressed with our growth. I know I'm proud of our accomplishments and am certain that the next 125 years will be as impressive as the last."

High-Profile Landscapes
Since the early 1900s, Davey has worked on some prestigious properties, including the White House, the Naval Academy in Annapolis, Md., Arlington National Cemetery and the Federal Reserve. Additionally, Davey has cared for the grounds of inventors, captains of industry, politicians and professional athletes, including Thomas Edison, Mrs. Andrew Carnegie and Henry Ford.

Management's Discussion of Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control framework and processes were designed to provide reasonable assurance to management and the Board of Directors that the Company's financial reporting is reliable and that the Company's consolidated financial statements for external purposes have been prepared in accordance with accounting principles generally accepted in the United States.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct.

The Company's internal controls over financial reporting include policies and procedures that:

- provide for the maintenance of records that, in reasonable detail, accurately and fairly reflect the business transactions of the Company;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles; and,
- provide reasonable assurance that the unauthorized acquisition, use, or disposition of the Company's assets will be prevented, or at the minimum, detected in a timely manner.

We maintain a dynamic system of internal controls and processes--including internal controls over financial reporting--designed to ensure reliable financial recordkeeping, transparent financial reporting and disclosure, and protection of physical and intellectual property. No system of internal control over financial reporting can provide absolute guarantees, but only reasonable assurances of the prevention or detection of misstatements. The Company's processes, however, contain self-monitoring mechanisms, and actions will be taken to correct deficiencies as they are identified.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the Company designed and implemented a structured and comprehensive compliance process to evaluate its internal control over financial reporting across the enterprise. In addition, the Company maintains a testing program that assesses the effectiveness of internal control over financial reporting, including testing of the five COSO elements, and recommends improvements.

The Company's independent auditor, Ernst & Young LLP, with direct access to the Company's Board of Directors through its Audit Committee, has audited the consolidated financial statements prepared by the Company. Their report on the consolidated financial statements is included elsewhere herein.

Management's Annual Report on Internal Control Over Financial Reporting

The management of The Davey Tree Expert Company is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004, based on the framework in "Internal Control--Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

The Company's independent auditor, Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the effectiveness of our internal control over financial reporting. This audit report appears elsewhere herein.



R. Douglas Cowan
Chairman and
Chief Executive Officer



David E. Adante
Executive Vice President,
Chief Financial Officer and Secretary



Nicholas R. Sucic
Controller and
Chief Accounting Officer

Kent, Ohio
February 28, 2005

Report on Management's Assessment of Internal Control

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
The Davey Tree Expert Company

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that The Davey Tree Expert Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Davey Tree Expert Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Davey Tree Expert Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Davey Tree Expert Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Davey Tree Expert Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, of The Davey Tree Expert Company and our report dated February 28, 2005, expressed an unqualified opinion thereon.


Ernst + Young LLP

Akron, Ohio
February 28, 2005

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
The Davey Tree Expert Company

We have audited the accompanying consolidated balance sheets of The Davey Tree Expert Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Davey Tree Expert Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Davey Tree Expert Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Akron, Ohio
February 28, 2005

The Davey Tree Expert Company
Consolidated Balance Sheets
(In thousands, except per share dollar amounts)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 1,244	$ 211
Accounts receivable, net	64,432	53,773
Operating supplies	3,565	3,396
Prepaid expenses	5,653	6,160
Other current assets	5,704	4,857
Total current assets	80,598	68,397
Property and equipment:		
Land and land improvements	6,853	6,629
Buildings and leasehold improvements	18,976	17,826
Equipment	243,770	214,181
	269,599	238,636
Less accumulated depreciation	185,999	171,883
	83,600	66,753
Other assets	11,599	24,164
Identified intangible assets and goodwill, net	7,308	7,523
	$ 183,105	$ 166,837
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	$ 1,852	$ 1,880
Accounts payable	23,410	16,727
Accrued expenses	18,974	18,408
Self-insurance accruals	12,938	10,513
Current portion of capital lease obligations	1,217	661
Total current liabilities	58,391	48,189
Long-term debt	19,830	30,178
Capital lease obligations	3,198	2,388
Self-insurance accruals	21,354	16,947
Deferred income taxes	7,904	6,098
Other liabilities	2,225	890
	112,902	104,690
Common shareholders' equity:		
Common shares, $1.00 par value, per share; 24,000 shares authorized; 10,728 shares issued and outstanding as of December 31, 2004 and 2003	10,728	10,728
Additional paid-in capital	6,066	6,528
Common shares subscribed, unissued	9,198	9,720
Retained earnings	99,273	89,158
Accumulated other comprehensive income (loss)	261	(146)
	125,526	115,988
Less: Cost of Common shares held in treasury: 3,074 in 2004 and 2,924 in 2003	49,314	46,516
Common shares subscription receivable	6,009	7,325
	70,203	62,147
	$ 183,105	$ 166,837

See notes to consolidated financial statements.

The Davey Tree Expert Company
Consolidated Statements of Operations

(In thousands, except per share dollar amounts)

	Year Ended December 31,		
	2004	**2003**	**2002**
Revenues	$ 398,648	$ 346,263	$ 319,273
Costs and expenses:			
Operating	263,080	226,454	211,549
Selling	64,010	56,758	50,865
General and administrative	27,908	25,947	22,800
Depreciation	21,083	19,274	19,370
Amortization of intangible assets	1,545	1,501	692
	377,626	329,934	305,276
Income from operations	21,022	16,329	13,997
Other income (expense):			
Interest expense	(1,827)	(2,062)	(3,121)
Interest income	1,949	229	82
Gain on sale of assets	552	931	2,054
Other	(800)	(694)	(1,075)
Income before income taxes	20,896	14,733	11,937
Income taxes	8,643	6,016	4,716
Net income	$ 12,253	$ 8,717	$ 7,221
Net income per share:			
Basic	$ 1.44	$ 1.03	$ .89
Diluted	$ 1.37	$ .99	$ .85
Weighted average shares outstanding:			
Basic	8,496	8,470	8,125
Diluted	8,923	8,806	8,508

See notes to consolidated financial statements.

The Davey Tree Expert Company
Statements of Consolidated Shareholders' Equity
(In thousands, except per share amounts)

	2004		2003		2002	
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares						
At beginning and end of year	10,728	$ 10,728	10,728	$ 10,728	10,728	$ 10,728
Additional paid-in capital						
At beginning of year		6,528		5,710		5,163
Shares sold to employees		(93)		988		660
Options exercised		(236)		(176)		(190)
Subscription shares, issued		(133)		6		77
At end of year		6,066		6,528		5,710
Common shares subscribed, unissued						
At beginning of year	810	9,720	818	9,817	–	–
Common shares, subscribed	–	–	–	–	836	10,032
Common shares, issued	(37)	(450)	(1)	(17)	(16)	(194)
Cancellations	(6)	(72)	(7)	(80)	(2)	(21)
At end of year	767	9,198	810	9,720	818	9,817
Retained earnings						
At beginning of year		89,158		82,525		77,358
Net income		12,253		8,717		7,221
Performance Restricted Stock Units		106		–		–
Dividends, $.24 per share		–		(2,084)		(2,054)
Dividends, $.26 per share		(2,244)		–		–
At end of year		99,273		89,158		82,525
Accumulated other comprehensive income (loss), net of tax						
At beginning of year		(146)		(1,057)		(1,209)
Currency translation adjustment		422		846		13
Minimum pension liability		(168)		–		–
Derivatives: Unrealized gain on interest rate swaps		153		65		139
Other comprehensive income		407		911		152
At end of year		261		(146)		(1,057)
Common shares held in treasury						
At beginning of year	2,924	(46,516)	3,048	(44,956)	3,000	(41,790)
Shares purchased	430	(7,253)	456	(5,987)	578	(7,051)
Shares sold to employees	(206)	3,254	(220)	1,708	(201)	1,588
Options exercised	(37)	596	(359)	2,709	(313)	2,179
Subscription shares, issued	(37)	605	(1)	10	(16)	118
At end of year	3,074	(49,314)	2,924	(46,516)	3,048	(44,956)
Common shares subscription receivable						
At beginning of year	(810)	(7,325)	(818)	(8,632)	–	–
Shares subscribed	–	–	–	–	(836)	(10,032)
Payments	37	1,244	1	1,227	16	1,379
Cancellations	6	72	7	80	2	21
At end of year	(767)	(6,009)	(810)	(7,325)	(818)	(8,632)
Common Shareholders' Equity at December 31	7,654	$ 70,203	7,804	$ 62,147	7,680	$ 54,135
Comprehensive Income						
Net income		$ 12,253		$ 8,717		$ 7,221
Other comprehensive income		407		911		152
Comprehensive income		$ 12,660		$ 9,628		$ 7,373

See notes to consolidated financial statements.

The Davey Tree Expert Company
Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Operating activities			
Net income	**$ 12,253**	$ 8,717	$ 7,221
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**21,083**	19,274	19,370
Amortization	**1,545**	1,501	692
Gain on sale of property	**(552)**	(931)	(2,054)
Deferred income taxes	**2,168**	(2,111)	408
Other	**979**	1,823	173
	37,476	28,273	25,810
Changes in operating assets and liabilities:			
Accounts receivable	**1,272**	(4,017)	(689)
Accounts payable and accrued expenses	**7,249**	379	3,588
Self-insurance accruals	**6,832**	4,534	3,292
Other assets, net	**1,181**	(906)	(2,574)
	16,534	(10)	3,617
Net cash provided by operating activities	**54,010**	28,263	29,427
Investing activities			
Capital expenditures			
Equipment	**(37,301)**	(19,578)	(15,791)
Land and buildings	**(1,181)**	(397)	(336)
Proceeds from sales of property and equipment	**800**	1,215	3,745
Purchases of businesses	**(437)**	(980)	(4,288)
Net cash used in investing activities	**(38,119)**	(19,740)	(16,670)
Increase in cash before financing activities	**15,891**	8,523	12,757
Financing activities			
Revolving credit facility payments, net	**(10,600)**	(5,100)	(6,900)
Borrowings (payments) of notes payable	**(278)**	638	(1,109)
Borrowings (payments) of long-term debt and capital leases	**730**	(2,825)	(1,074)
Purchases of Common shares for treasury	**(7,253)**	(5,987)	(7,051)
Sales of Common shares from treasury	**3,993**	5,245	4,237
Cash received on Common share subscriptions	**794**	1,210	1,379
Dividends	**(2,244)**	(2,084)	(2,054)
Net cash used in financing activities	**(14,858)**	(8,903)	(12,572)
Increase (Decrease) in cash and cash equivalents	**1,033**	(380)	185
Cash and cash equivalents, beginning of year	**211**	591	406
Cash and cash equivalents, end of year	**$ 1,244**	$ 211	$ 591

See notes to consolidated financial statements.

A. The Company's Business

The Davey Tree Expert Company and its subsidiaries (the "Company") provides a wide range of horticultural services to residential, commercial, utility and institutional customers throughout the United States and Canada.

Residential and Commercial Services provides for the treatment, preservation, maintenance, cultivation, planting and removal of trees, shrubs and other plant life; its services also include the practice of landscaping, tree surgery, tree feeding, and tree spraying, as well as the application of fertilizer, herbicides and insecticides.

Utility Services is principally engaged in the practice of line clearing for public utilities, including the clearing of tree growth from power lines, clearance of rights-of-way and chemical brush control.

Resource Group provides services related to natural resource management and consulting, forestry research and development, and environmental planning and also maintains research, technical support and laboratory diagnostic facilities.

B. Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates – The consolidated financial statements and notes prepared in accordance with accounting principles generally accepted in the United States include estimates and assumptions made by management that affect reported amounts. Actual results could differ from those estimates.

Fiscal Year – The Company's fiscal year ends on the Saturday closest to December 31. The fiscal years reported are for the 52-week period ended January 1, 2005, the 53-week period ended January 3, 2004, and the 52-week period ended December 28, 2002. For purposes of the consolidated financial statements, the year-end is referred to as December 31 for all years presented.

Cash Equivalents – Cash equivalents are highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition – Revenues from residential and commercial services are recognized as the services are provided and amounts are determined to be collectible. Revenues from contractual arrangements, primarily with utility services customers, are recognized based on costs incurred to total estimated contract costs. During the performance of such contracts, estimated final contract prices and costs are periodically reviewed and revisions are made, as required, to the revenue recognized. On cost-plus-fee contracts, revenue is recognized to the extent of costs incurred plus a proportionate amount of fees earned, and on time-and-material contracts revenue is recognized to the extent of billable rates times hours worked, plus material and other reimbursable costs incurred. Revisions arise in the normal course of providing services to utility services customers and generally relate to changes in contract specifications and cost allowability. Such revisions are recorded when realization is probable and can be reliably estimated.

Concentration of Credit Risk – Credit risk represents the accounting loss that would be recognized if the counterparties failed to perform as contracted. The principal financial instruments subject to credit risk follow:

> Cash and Cash Equivalents, and Derivative Financial Instruments: To limit its exposure, the Company transacts its business and maintains interest rate swaps with high credit quality financial institutions.
>
> Accounts Receivable: The Company's residential and commercial customers are located geographically throughout the United States and Canada and, as to commercial customers, within differing industries; thus, minimizing credit risk. The credit exposure of utility services customers is directly affected by conditions within the utility industries as well as the financial condition of individual customers. One utility services customer approximated 13% of revenues during 2004, 14% during 2003 and 13% during 2002. To reduce credit risk, the Company evaluates the credit of customers, but generally does not require advance payments or collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition.

Property and Equipment – Property and equipment are stated at cost. Repair and maintenance costs are expensed as incurred. Depreciation is computed for financial reporting purposes by the straight-line method for land improvements, building and leasehold improvements and by the double-declining method for equipment, based on the estimated useful lives of the assets, as follow:

Land improvements	5 to 20 years
Buildings	5 to 20 years
Equipment	3 to 10 years
Leasehold improvements	Shorter of lease term or estimated useful life; ranging from 5 to 20 years

The amortization of assets acquired under capital leases is included in depreciation expense.

(In thousands, except share data)

B. Accounting Policies *(continued)*

Intangible Assets – Intangible assets with finite lives, primarily customer lists, noncompete agreements and tradenames, are amortized by the straight-line method based on their estimated useful lives, ranging from one to ten years. Goodwill is assessed for impairment, at least annually. No impairment charges were incurred during 2004, 2003 or 2002 as the fair value of goodwill has exceeded the carrying amount.

Long-Lived Assets – The Company assesses potential impairment to its long-lived assets, other than goodwill, only when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flow. In the event the assessment indicates that the carrying amounts may not be recoverable, an impairment loss would be recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

Stock-Based Compensation – The Company accounts for stock-based compensation using the intrinsic-value method in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, no compensation cost is recognized if the exercise price of the stock option is equal to the market value of the shares at the date of grant. For the Company's Performance Restricted-Stock Unit awards, compensation cost is recognized over the requisite vesting periods based on the fair market value on the date of grant. The Company will begin to recognize compensation expense for stock-based awards in January 2006 in accordance with FASB Statement of Financial Accounting Standards No. 123R, as described below.

The Davey Tree Expert Company 2004 Omnibus Stock Plan was approved by the Company's shareholders at its annual shareholders' meeting in May 2004. The Plan is administered by the Compensation Committee of the Board of Directors, with the maximum number of common shares that may be granted to or purchased by all employees and directors under this Plan being 5,000,000. In addition to the maintenance of the Employee Stock Purchase Plan, the Plan provides for the grant of stock options, restricted stock, stock appreciation rights, stock purchase rights, stock equivalent units, cash awards, and other stock or performance-based incentives. These awards are payable in cash or common shares, or any combination thereof, as established by the Committee.

Performance Restricted-Stock Units – During May 2004, the Committee awarded 44,151 Performance Restricted-Stock Units to certain key employees, of which 27,643 units have a four-year vesting period and 16,508 units have a five-year vesting period.

The alternative policy to APB No.25 in Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation," the fair value method, is based on the fair value of the stock option awarded, determined by an option pricing model, net of any amount the holders must pay for the stock options when granted. If the Company had used the fair value method, the after-tax expense relating to stock-based compensation would have been $74 in 2004, $14 in 2003 and $13 in 2002. In calculating the fair value of the stock options, the following assumptions were used: initial annual dividend rate of 1.5% per share; risk-free interest rates ranging from 5.0% to 6.25% and expected lives ranging from four to five years. The following table presents the pro forma net income as if the fair value method had been applied to the stock awards.

	Year Ended December 31,		
	2004	2003	2002
Net income as reported	$ 12,253	$ 8,717	$ 7,221
Add stock-based compensation included in net income as reported, net of related tax effect	62	–	–
Deduct stock-based compensation, determined under fair value	74	14	13
Pro forma net income, FAS 123 adjusted	$ 12,241	$ 8,703	$ 7,208
Net income per share–basic			
As reported	$ 1.44	$ 1.03	$ .89
Pro forma, FAS 123 adjusted	1.44	1.03	.89
Net income per share–diluted			
As reported	$ 1.37	$ .99	$ .85
Pro forma, FAS 123 adjusted	1.37	.99	.85

Accounting Pronouncement Issued But Not Yet Adopted – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment ("FAS 123R")." FAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes a fair-value measurement objective in determining the value of such a cost. FAS 123R will be effective for the year beginning January 1, 2006. FAS 123R is a revision of FAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company is currently evaluating the impact of FAS 123R on its consolidated financial statements.

B. Accounting Policies *(continued)*

Derivative Financial Instruments – Derivative financial instruments such as interest rate swaps are used by the Company to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes.

Self-Insurance Accruals – The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, vehicle liability and general liability claims. The Company uses commercial insurance as a risk-reduction strategy to minimize catastrophic losses. Ultimate losses are accrued based upon estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company-specific experience.

The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses can change as claims mature. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total cost of claims were determined by external consulting actuaries; the resulting accruals are continually reviewed by management, and any adjustments arising from changes in estimates are reflected in income currently. The self-insurance accruals are based on estimates, and while management believes that the amounts accrued are adequate, the ultimate claims may be in excess of or less than the amounts provided.

Income Taxes – The Company computes taxes on income in accordance with the tax rules and regulations where the income is earned. The income tax rates imposed by these taxing authorities vary. Taxable income may differ from pretax income for financial reporting purposes. To the extent differences are due to revenue and expense items reported in one period for tax purposes and in another period for financial reporting purposes, provision for deferred taxes is made. Changes in tax rates and laws are reflected in income in the period when such changes are enacted.

Net Income Per Share and Common Shares – Basic net income per share is determined by dividing the income available to common shareholders by the weighted-average number of common shares outstanding. Diluted net income per share is computed similar to basic net income per share except that the weighted-average number of shares is increased to include the effect of stock options that were granted and outstanding during the period and the assumed exercise of stock subscription rights.

Foreign Currency Translation – All assets and liabilities of the Company's Canadian operations are translated into United States dollars at year-end exchange rates while revenues and expenses are translated at weighted-average exchange rates in effect during the year. Translation adjustments are recorded as accumulated other comprehensive income (loss) in shareholders' equity.

Comprehensive Income (Loss) – Comprehensive income (loss) includes net income and other comprehensive income or loss. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity, net of tax. The Company's other comprehensive income (loss) is composed of foreign currency translation adjustments and unrealized gains and losses from its interest rate swaps.

Fair Values – The carrying amount of cash and cash equivalents, receivables, accounts payable and debt approximates fair value.

Financial Statement Presentation Changes – Certain amounts for prior years have been reclassified to conform to the current year presentation.

(In thousands, except share data)

C. Accounts Receivable and Collection of Receivable from Pacific Gas & Electric

Accounts receivable, net, consisted of the following:

	December 31,	
	2004	2003
Accounts receivable	$ 60,507	$ 62,986
Receivables under contractual arrangements	5,827	4,458
	66,334	67,444
Less prepetition accounts receivable from PG&E classified as noncurrent other assets	–	11,931
	66,334	55,513
Less allowances for doubtful accounts	1,902	1,740
	$ 64,432	$ 53,773

Receivables under contractual arrangements consist of work-in-process in accordance with the terms of contracts, primarily with utility services customers.

Pacific Gas & Electric ("PG&E") voluntarily filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2001. On June 19, 2003, it was announced that Pacific Gas & Electric Corporation ("PG&E Corporation," the parent company of PG&E), the staff of the California Public Utilities Commission ("CPUC"), and PG&E entered into a settlement agreement. Subsequently, PG&E Corporation, PG&E, and the Official Committee of Unsecured Creditors ("OCC"), as co-proponents, filed the settlement agreement with the bankruptcy court. In December 2003, the CPUC approved the settlement agreement and the bankruptcy court confirmed the plan of reorganization.

PG&E is one of the Company's largest utility customers. Subsequent to the bankruptcy petition date, April 6, 2001, the Company continued to provide services under the terms of its contracts with PG&E and received payment for post-petition date services performed.

On April 12, 2004, PG&E announced that its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective and that the holders of record of allowed claims would be paid. Davey Tree was a holder of allowed claims related to prepetition accounts receivable that arose prior to the filing date of PG&E's voluntary bankruptcy petition on April 6, 2001. On April 13, 2004, the Company received payment of $13,326 from PG&E in settlement of allowed claims related to prepetition accounts receivable.

For the period from the bankruptcy petition date, April 6, 2001, to the date of payment, interest was payable on the prepetition accounts receivable. Interest income recorded during 2004 totaled $1,692 (with $297 received in 2004; $559 received in 2003 and $836 in 2002).

As periodic interest payments were received by the Company, the carrying amount of the prepetition accounts receivable was reduced from the initial April 6, 2001, balance of $13,326. The carrying amount of the prepetition accounts receivable was $11,931 as of December 31, 2003.

In receiving the $13,326 payment on April 13, 2004, the amount of the prepetition accounts receivable was restored to the initial balance of $13,326 by recognizing $1,536 of interest income, reported in the results of operations for the first quarter 2004 and $156 reported in the results of operations for the second quarter 2004.

(In thousands, except share data)

D. Supplemental Balance Sheet and Cash Flow Information

The following items comprise the amounts included in the balance sheets:

Other current assets	**December 31, 2004**	**2003**
Refundable income taxes	$ 1,209	$ –
Deferred income taxes	4,495	4,857
Total	$ 5,704	$ 4,857

Other assets	**December 31, 2004**	**2003**
Prepaid pension costs	$ 10,195	$ 10,766
Prepetition accounts receivable from PG&E	–	11,931
Deposits	1,404	1,467
Total	$ 11,599	$ 24,164

Identified intangibles and goodwill, net	**December 31, 2004**	**2003**
Customer lists	$ 6,209	$ 5,925
Noncompete agreements	1,942	1,892
Tradenames	311	249
Goodwill	6,222	5,288
	14,684	13,354
Less accumulated amortization	7,376	5,831
Total	$ 7,308	$ 7,523

Accrued expenses	**December 31, 2004**	**2003**
Employee compensation	$ 8,265	$ 6,358
Accrued vacation	3,345	2,692
Self-insured medical claims	1,727	1,653
Commercial insurance payable	2,751	3,897
Income taxes payable	–	920
Taxes, other than income	1,159	955
Other	1,727	1,933
Total	$ 18,974	$ 18,408

Supplemental cash flow information follows:	**Year Ended December 31, 2004**	**2003**	**2002**
Interest paid	$ 1,867	$ 2,183	$ 3,046
Income taxes paid, net	8,308	7,405	4,585
Noncash transactions:			
Debt issued for purchase of businesses	1,138	799	2,860
Common share subscriptions	–	–	10,032
Detail of acquisitions:			
Assets acquired:			
Equipment	268	384	1,706
Intangibles	1,307	1,395	5,699
Liabilities assumed	–	–	(257)
Debt issued for purchase of businesses	(1,138)	(799)	(2,860)
Cash paid	$ 437	$ 980	$ 4,288

(in thousands, except share data)

E. Pension Plans

Substantially all of the Company's domestic employees are covered by noncontributory defined benefit pension plans. A plan for nonbargaining employees provides a benefit based primarily on annual compensation up to a defined level and years of credited service. Another plan is for bargaining employees not covered by union pension plans and provides benefits at a fixed monthly amount based upon length of service. During May 2004, the Company adopted a Supplemental Executive Retirement Plan ("SERP") and a Benefit Restoration Pension Plan ("Restoration Plan") for certain key employees. Both the SERP and the Restoration Plan are defined benefit plans under which nonqualifed supplemental pension benefits will be paid in addition to amounts received under the Company's qualified retirement defined benefit pension plans, which is subject to Internal Revenue Service limitations on covered compensation.

Summarized information on the Company's defined benefit pension plans follows:

	December 31,	
	2004	2003
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 19,963	$ 17,216
Service cost	1,098	873
Interest cost	1,322	1,184
Amendments	782	–
Actuarial loss	2,136	2,327
Benefit payments	(1,385)	(1,637)
Projected benefit obligation at end of year	$ 23,916	$ 19,963
Accumulated benefit obligation at end of year	$ 20,965	$ 17,743

	December 31,	
	2004	2003
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$ 25,331	$ 22,813
Actual return on plan assets	1,590	4,155
Benefit payments	(1,385)	(1,637)
Fair value of plan assets at end of year	$ 25,536	$ 25,331

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans in which the fair value of plan assets are less than either the projected benefit obligation or accumulated benefit obligation, as of December 31, 2004, were as follows:

Projected benefit obligation	$ 2,583
Accumulated benefit obligation	2,254
Fair value of plan assets	1,056

The projected benefit obligation includes $1,292 and the accumulated benefit obligation includes $962, as of December 31, 2004, related to adoption in May 2004 of the Supplemental Executive Retirement Plan and the Benefit Restoration Pension Plan.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2004, a minimum pension liability adjustment of $270 was recorded, including deferred taxes of $102, as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

(In thousands, except share data)

E. Pension Plans *(continued)*

	December 31, 2004	December 31, 2003
Funded status		
Fair value of plan assets at end of year	$ 25,536	$ 25,331
Projected benefit obligation at end of year	23,916	19,963
Plan assets in excess of benefit obligation	1,620	5,368
Unrecognized net actuarial loss	8,180	5,930
Unrecognized prior service cost	539	39
Unrecognized transition asset	(499)	(571)
Net amount recognized	$ 9,840	$ 10,766
Amounts reported in balance sheets		
Prepaid pension costs	$ 10,195	$ 10,766
Accrued pension obligations	(625)	-
Accumulated other comprehensive income/loss	270	-
	$ 9,840	$ 10,766

The actuarial assumptions follow. The discount rates were used to measure the year-end benefit obligation and the expense effect for the subsequent year.

	December 31, 2004	December 31, 2003
Actuarial assumptions		
Discount rate	5.75%	6.25%
Expected return on plan assets	8.00	8.00
Rate of increase in compensation	4.50	4.50

Net periodic benefit expense (income) associated with the defined benefit pension plans included the following components:

	Year Ended December 31, 2004	2003	2002
Components of pension expense (income)			
Service costs–increase in benefit obligation earned	$ 1,098	$ 873	$ 875
Interest cost on projected benefit obligation	1,322	1,184	1,083
Expected return on plan assets	(1,971)	(1,767)	(2,287)
Amortization of net actuarial loss (gains)	268	336	(6)
Amortization of prior service cost	281	4	4
Amortization of transition asset	(72)	(72)	(72)
Net pension expense (income) of defined benefit pension plans	$ 926	$ 558	$ (403)

In addition to the Company sponsored defined benefit plans, the Company contributes to several multiemployer plans. Total pension expense for multiemployer plans was $368 in 2004, $171 in 2003, and $180 in 2002.

(In thousands, except share data)

E. Pension Plans *(continued)*

The percentages of the fair value of total plan assets, by major category, were as follows, along with the target range-of-percentage allocations for 2005 used as investment strategy.

	Percentage of Plan Assets at December 31,		Target Allocations
	2004	2003	2005
Plan assets – asset category			
Equity securities	73%	71%	60% to 70%
Debt securities	27	29	25% to 40%
Total	100%	100%	

Target range-of-percentage allocations to major categories of plan assets are based on the expected returns for the following 12 to 18 months. Equity securities are expected to be well-diversified with 35-to-60 issues, with no single holding exceeding 7% of total equity securities. Debt securities consist of issues rated as investment-grade, generally with a laddered-maturity structure ranging from 1 to 12 years. There is no specific prohibition to investing in real estate or international equity securities, but the categories must not exceed 10% of total plan assets. Derivatives, options or leverage are not used.

Rate-of-return-on-assets assumptions are made by major category of plan assets according to historical analysis, tempered for an assessment of possible future influences that could cause the returns to exceed or trail long-term patterns. The overall expected long-term rate-of-return-on-plan assets, as at December 31, 2004, was 8.3%.

The benefits, as of December 31, 2004, expected to be paid to defined-benefit plan participants in each of the next five years, and in the aggregate for the five years thereafter, follow:

	Participants' Benefits
Estimated future payments	
Year ending December 31, 2005	$ 1,037
2006	1,110
2007	1,126
2008	1,139
2009	1,161
Years 2010 to 2014	6,321

The Company expects, as of December 31, 2004, that it will not be necessary to make contributions to the defined benefit pension plans in 2005.

(In thousands, except share data)

F. Short-Term and Long-Term Debt

Short-term debt consisted of the following:

	December 31,	
	2004	2003
Notes payable	$ 942	$ 355
Current portion of long-term debt	910	1,525
	$ 1,852	$ 1,880

The $942 note payable, with interest approximating 5.25%, is due on September 1, 2005.

At December 31, 2004, the Company also had unused short-term lines of credit with several banks totaling $3,549, generally at the banks' prime rate.

Long-term debt consisted of the following:

	December 31,	
	2004	2003
Revolving credit facility		
Prime rate borrowings	$ 3,700	$ 3,300
LIBOR borrowings	15,000	26,000
	18,700	29,300
Term loans	2,040	2,403
	20,740	31,703
Less current portion	910	1,525
	$ 19,830	$ 30,178

Revolving Credit Facility – In December 2004 the Company executed an amendment to its revolving credit facility. The amended agreement, which expires in December 2007, permits borrowings as defined up to $120,000 with a letter of credit sublimit of $60,000 (the previous agreement permitted borrowings up to $90,000 with a letter of credit sublimit of $40,000). The revolving credit facility contains certain affirmative and negative covenants customary for this type of facility and includes financial covenant ratios, as defined, with respect to funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization), and funded debt to capitalization.

As of December 31, 2004, the Company had unused commitments under the facility approximating $55,240, with $64,760 committed under the agreement, consisting of borrowings of $18,700 and issued letters of credit of $46,060. Borrowings outstanding bear interest, at the Company's option, at the agent bank's prime rate or LIBOR plus a margin adjustment ranging from .7% to 1.5%, based on a ratio of funded debt to EBITDA. A commitment fee ranging from .15% to .20% is also required based on the average daily unborrowed commitment.

Term Loans – The weighted-average interest on the term loans approximated 4.69% (4.47% at December 31, 2003).

Aggregate Maturities of Long-Term Debt – Aggregate maturities of long-term debt for the five years subsequent to December 31, 2004, were as follows: 2005–$910; 2006–$665; 2007–$19,165; 2008–$0 and 2009–$0.

Interest rate swaps – The Company uses interest rate swaps to effectively convert a portion of variable-rate revolving credit borrowings to a fixed rate, thus reducing the impact of interest rate changes on future interest expense. As of December 31, 2004, the Company had an interest rate swap outstanding, with an underlying notional amount totaling $15,000, requiring interest to be paid at 3.74% and maturing in November 2005. The fair value of the swap is the amount quoted by the financial institution that the Company would pay to terminate the agreement, a liability of $13 at December 31, 2004.

(In thousands, except share data)

G. Self-Insurance Accruals

Components of the Company's self-insurance accruals for workers' compensation, vehicle liability and general liability follow:

	December 31,	
	2004	2003
Workers' compensation	$ 23,177	$ 19,255
Present value discount	3,089	2,713
	20,088	16,542
Vehicle liability	5,913	5,542
General liability	8,291	5,376
Total	34,292	27,460
Less current portion	12,938	10,513
Noncurrent portion	$ 21,354	$ 16,947

The table below reconciles the changes in the self-insurance accruals for losses and related payments and sets forth the discount rate used for the workers' compensation accrual.

	December 31,	
	2004	2003
Balance, beginning of year	$ 27,460	$ 22,926
Provision for claims	22,808	18,927
Payment for claims	15,976	14,393
Balance, end of year	$ 34,292	$ 27,460
Workers' compensation discount rate	4.50%	4.50%

H. Lease Obligations

Assets acquired under capital leases and included in property and equipment consisted of the following:

	December 31,	
	2004	2003
Equipment	$ 5,133	$ 5,121
Less accumulated amortization	3,310	2,705
	$ 1,823	$ 2,416

The Company also leases facilities under noncancelable operating leases, which are used for district office and warehouse operations. These leases extend for varying periods of time up to five years and, in some cases, contain renewal options. Minimum rental commitments under all capital and noncancelable operating leases, as of December 31, 2004, were as follows:

	Lease Obligations	
	Capital	Operating
Minimum lease obligations		
Year ending December 31, 2005	$ 1,435	$ 2,159
2006	1,207	1,487
2007	1,482	1,172
2008	501	707
2009	250	269
2010 and after	–	151
Total minimum lease payments	4,875	$ 5,945
Amounts representing interest	460	
Present value of net minimum lease payments	4,415	
Less current portion	1,217	
Long-term capital lease obligations, December 31, 2004	$ 3,198	

Total rent expense under all operating leases was $3,103 in 2004, $2,813 in 2003 and $2,567 in 2002.

(In thousands, except share data)

I. Common Shares and Preferred Shares

The Company has authorized a class of 4,000,000 preferred shares, no par value, of which none were issued.

The number of common shares authorized is 24,000,000, par value $1.00. The number of common shares issued was 10,728,440 during each of the three years in the period ended December 31, 2004. The number of shares in the treasury for each of the three years in the period ended December 31, 2004, were as follows: 2004–3,073,632; 2003–2,924,235; and, 2002–3,048,073.

The Company's stock is not listed or traded on an active stock market, and market prices are, therefore, not available. Semiannually, an independent stock valuation firm determines the fair market value based upon the Company's performance and financial condition. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares. During 2004, purchases of common shares totaled 429,807 shares for $7,253 in cash; the Company also had direct sales, to directors and employees of 12,864 shares for $190, excluding those shares issued through either the exercise of options or the employee stock purchase plan. It also sold 75,688 shares from the Company's 401(k) plan for $1,213 and issued 45,656 shares to participant accounts to satisfy its liability for the 2003 employer match in the amount of $717. The liability accrued at December 31, 2004, for the 2004 employer match was $919. There were also 71,282 shares purchased during 2003 under the employee stock purchase plan.

Common Shares Outstanding – The table below reconciles the activity of the common shares outstanding.

	December 31,	
	2004	2003
Shares outstanding, beginning of year	7,804,205	7,680,367
Shares purchased	(429,807)	(456,725)
Shares sold to employees and directors	205,490	220,131
Stock subscription offering – cash purchases	37,482	1,387
Options exercised	37,438	359,045
	(149,397)	123,838
Shares outstanding, end of year	7,654,808	7,804,205

On December 31, 2004, the Company had 7,654,808 common shares outstanding, options exercisable to purchase 579,932 common shares, partially paid subscriptions for 766,501 common shares and purchase rights outstanding for 254,774 common shares.

The partially paid subscriptions relate to common shares purchased at $12.00 per share, in connection with the stock subscription offering completed in August 2002, whereby some employees opted to finance their subscription with a down-payment of at least 10% of their total purchase price and a seven-year promissory note for the balance due, with interest at 4.75%. Promissory note payments, of both principal and interest, are made either by payroll deduction or annual lump-sum payment. The promissory notes are collateralized with the common shares subscribed and the common shares are only issued when the related promissory note is paid-in-full. Dividends are paid on all unissued subscribed shares.

The purchase rights outstanding were granted, in connection with the stock subscription offering completed in August 2002, to all employees (excluding directors, officers and certain operations management) that purchased $5 or more of common stock. Each right to purchase one additional common share at $12.00 per share was granted for every two common shares purchased. Each right may be exercised at the rate of one-seventh per year and will expire seven years after the date that the right was granted. Employees may not exercise a right should they cease to be employed by the Company.

(In thousands, except share data)

J. Employee Stock Ownership Plan and 401KSOP

On March 15, 1979, the Company consummated a plan, that transferred control of the Company to its employees. As a part of this plan, the Company initially sold 120,000 common shares (presently, 5,760,000 common shares adjusted for stock splits) to the Company's Employee Stock Ownership Trust (ESOT) for $2,700.

The Employee Stock Ownership Plan (ESOP), in conjunction with the related ESOT, provided for the grant to certain employees of certain ownership rights in, but not possession of, the common shares held by the trustee of the Trust. Annual allocations of shares have been made to individual accounts established for the benefit of the participants.

Effective January 1, 1997, the Company commenced operation of the "The Davey 401KSOP and ESOP," which retained the existing ESOP participant accounts and incorporated a deferred savings plan (401(k) plan) feature. Participants in the plan are allowed to make before-tax contributions, within Internal Revenue Service established limits, through payroll deductions. The Company will match, in either cash or Company stock, 50% of each participant's before-tax contribution, limited to the first 3% of the employee's compensation deferred each year. All nonbargaining domestic employees who attained age 21 and completed one year of service are eligible to participate. The Company's cost of this plan, consisting principally of the employer match, was $919 in 2004, $718 in 2003, and $586 in 2002.

In May 2004, the Company adopted the 401K Match Restoration Plan, a defined contribution plan that supplements the retirement benefits of certain employees that participate in the savings-plan feature of The Davey 401KSOP and ESOP Plan, but are limited in contributions because of tax rules and regulations. The cost of this plan was $346 in 2004.

K. Employee Stock Purchase Plan and Stock Option Plans

Employee Stock Purchase Plan – The Company has an employee stock purchase plan that provides the opportunity for all full-time employees with one year of service to purchase shares through payroll deductions. Purchases under the plan, at 85% of the fair market value of the common shares, have been as follows:

	Year Ended December 31,		
	2004	2003	2002
Number of employees participating	792	900	775
Shares purchased during the year	71,282	83,061	105,609
Weighted-average per share purchase price paid	$14.42	$11.18	$10.36
Cumulative shares purchased since 1982	3,698,514	3,627,232	3,544,171

Stock Option Plans – The 1994 Omnibus Stock Plan (Stock Plan) consolidated into a single plan provisions for the grant of stock options and other stock-based incentives and maintenance of the employee stock purchase plan. Prior to adoption of the Stock Plan, the Company had two qualified stock option plans available for officers and management employees; the final grant of awards under those plans was December 10, 1993. The maximum number of shares that may be issued upon exercise of stock options, other than director options and nonqualified stock options, is 1,600,000 during the ten-year term of the Stock Plan. Shares purchased since 1994 under the stock purchase plan were 1,388,610. Each nonemployee director elected or appointed, and reelected or reappointed, will receive a director option that gives the right to purchase, for six years, 4,000 common shares at the fair market value per share at date of grant. The director options are exercisable six months from the date of grant. The aggregate number of common shares available for grant and the maximum number of shares granted annually are based on formulas defined in the Stock Plan. The grant of awards, other than director options, is at the discretion of the Compensation Committee of the Board of Directors. Shares available for grant at December 31, 2004, were 321,797.

(In thousands, except share data)

K. Employee Stock Purchase Plan and Stock Option Plans *(continued)*

A summary of the Company's stock option activity, excluding director options, is presented below:

	2004		2003		2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	971,370	$10.82	819,915	$ 7.49	1,161,147	$ 7.15
Granted	–	–	512,500	13.50	–	–
Exercised	(25,038)	7.90	(351,045)	6.97	(312,514)	6.36
Forfeited	–	–	(10,000)	6.91	(28,718)	6.14
Outstanding, end of year	946,332	10.93	971,370	10.82	819,915	7.49

The following table summarizes information about stock options outstanding and exercisable, excluding director options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 7.90	433,832	1.9 years	$ 7.90	433,832	$ 7.90
13.50	512,500	8.9 years	13.50	102,500	13.50
	946,332			536,332	

A summary of the status of the Company's director options is presented below:

	2004		2003		2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	48,000	$ 12.72	48,000	$ 12.39	44,000	$ 12.16
Granted	8,000	15.70	8,000	12.80	8,000	12.00
Exercised	(12,400)	13.02	(8,000)	10.79	–	–
Forfeited	–	–	–	–	(4,000)	9.10
Outstanding and exercisable, end of year	43,600	13.19	48,000	12.72	48,000	12.39

(In thousands, except share data)

L. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) follow:

	Year Ended December 31,		
	2004	2003	2002
Comprehensive Income			
Net Income	$ 12,253	$ 8,717	$ 7,221
Other comprehensive income (loss)			
Foreign currency translation adjustment	422	846	13
Minimum pension liability	(270)	–	–
Derivative instruments:			
Change in fair value of interest rate swap	246	105	225
Other comprehensive income (loss), before income taxes	398	951	238
Income tax benefit (expense), related to items of other comprehensive income	9	(40)	(86)
Other comprehensive income	407	911	152
Comprehensive income	$ 12,660	$ 9,628	$ 7,373

	December 31,		
	2004	2003	2002
Accumulated comprehensive income (loss)			
Foreign currency translation adjustments	$ 437	$ 15	$ (831)
Minimum pension liability adjustments	(168)	–	–
Fair value of interest rate swap	(8)	(161)	(226)
Accumulated comprehensive income (loss)	$ 261	$ (146)	$ (1,057)

M. Income Taxes

Income before income taxes was attributable to the following sources:

	Year Ended December 31,		
	2004	2003	2002
United States	$ 19,080	$ 13,324	$ 11,023
Canada	1,816	1,409	914
Total	$ 20,896	$ 14,733	$ 11,937

Income taxes have been provided as follows:

	Year Ended December 31,		
	2004	2003	2002
Currently payable:			
Federal	$ 3,953	$ 6,131	$ 3,143
State	1,864	1,493	826
Canadian	649	543	425
Total current	6,466	8,167	4,394
Deferred taxes	2,177	(2,151)	322
Total taxes on income	$ 8,643	$ 6,016	$ 4,716

Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(In thousands, except share data)

M. Income Taxes *(continued)*

Significant components of the Company's current net deferred tax assets at December 31, were as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accrued compensated absences	$ 692	$ 524
Self-insurance accruals	4,371	3,551
Other assets (liabilities), net	(568)	782
Net deferred income tax assets – current	$ 4,495	$ 4,857

Significant components of the Company's noncurrent net deferred tax assets and liabilities at December 31, were as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Self-insurance accruals	$ 7,266	$ 5,738
Other	1,229	851
	8,495	6,589
Deferred tax liabilities:		
Tax over financial reporting depreciation and amortization	12,908	9,050
Prepaid pension costs	3,491	3,637
	16,399	12,687
Net deferred income tax liability – noncurrent	$ (7,904)	$ (6,098)

A reconciliation of the expected statutory U.S. federal rate to the Company's actual effective income tax rate follows:

	Year Ended December 31, 2004	2003	2002
Statutory U.S. federal tax rate	35.0%	34.0%	34.0%
State income taxes, net of federal benefit	5.7	6.7	4.6
Effect of Canadian income taxes	.1	.4	1.0
Meals disallowance	1.1	1.4	1.5
Other	(.5)	(1.7)	(1.6)
Effective income tax rate	41.4%	40.8%	39.5%

(In thousands, except share data)

N. Net Income Per Share

Net income per share is computed as follows:

	Year Ended December 31,		
	2004	2003	2002
Income available to common shareholders:			
Net income	$ 12,253	$ 8,717	$ 7,221
Weighted average shares:			
Basic:			
Outstanding	7,729,829	7,659,901	7,781,902
Partially-paid share subscriptions	766,501	809,972	342,915
Basic weighted average shares	8,496,330	8,469,873	8,124,817
Diluted:			
Basic from above	8,496,330	8,469,873	8,124,817
Incremental shares from assumed:			
Exercise of stock subscription purchase rights	74,883	22,750	4,322
Exercise of stock options	351,697	312,891	379,047
Diluted weighted average shares	8,922,910	8,805,514	8,508,186
Net income per share:			
Basic	$ 1.44	$ 1.03	$ .89
Diluted	$ 1.37	$ .99	$ .85

O. Operations by Segment and Geographic Information

The Company's operating results are reported in two segments: Residential and Commercial Services, and Utility Services, for operations in the United States. Residential and Commercial Services provides for the treatment, preservation, maintenance, cultivation, planting and removal of trees, shrubs and other plant life; its services also include the practice of landscaping, tree surgery, tree feeding, and tree spraying, as well as the application of fertilizer, herbicides and insecticides. Utility Services is principally engaged in the practice of line clearing for investor-owned and municipal utilities, including the clearing of tree growth from power lines, clearance of rights-of-way and chemical brush control.

The Company also has two nonreportable segments: Canadian operations, which provides a comprehensive range of Davey horticultural services, and Davey Resource Group, which provides services related to natural resource management and consulting, forestry research and development, and environmental planning and also maintains research, technical support and laboratory diagnostic facilities. Canadian operations and Davey Resource Group are presented below as "All Other."

Measurement of Segment Profit and Loss and Segment Assets – The Company evaluates performance and allocates resources based primarily on operating income and also actively manages business unit operating assets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that (a) the Company computes and recognizes depreciation expense for its segments only by the straight-line method and (b) state income taxes are allocated to the segments. Corporate expenses are substantially allocated among the operating segments, but the nature of expenses allocated may differ from year-to-year. There are no intersegment revenues. Segment assets are those generated or directly used by each segment, and include accounts receivable, inventory, and property and equipment.

(In thousands, except share data)

O. Operations by Segment and Geographic Information *(continued)*

Information on reportable segments and reconciliation to the consolidated financial statements follows:

	Utility Services	Residential Commercial Services	All Other	Reconciling Adjustments	Consolidated
Fiscal Year 2004					
Revenues	$ 173,154	$ 182,223	$ 43,271	$ –	$ 398,648
Income (loss) from operations	7,958	12,801	3,333	(3,070) (a)	21,022
Interest expense				1,827	1,827
Other income (expense), net				1,701	1,701
Income before income taxes					20,896
Depreciation	$ 8,484	$ 7,853	$ 2,351	$ 2,395 (b)	$ 21,083
Capital expenditures	15,088	13,034	4,209	6,151	38,482
Segment assets, total	61,114	53,164	16,844	51,983 (c)	183,105
Fiscal Year 2003					
Revenues	$ 145,638	$ 166,324	$ 34,301	$ –	$ 346,263
Income (loss) from operations	2,107	13,994	2,555	(2,327) (a)	16,329
Interest expense				2,062	2,062
Other income (expense), net				466	466
Income before income taxes					14,733
Depreciation	$ 7,651	$ 6,927	$ 1,903	$ 2,793 (b)	$ 19,274
Capital expenditures	8,158	5,910	2,863	3,044	19,975
Segment assets, total	44,596	46,925	12,401	62,915 (c)	166,837
Fiscal Year 2002					
Revenues	$ 132,875	$ 155,689	$ 30,709	$ –	$ 319,273
Income (loss) from operations	1,898	12,901	2,032	(2,834) (a)	13,997
Interest expense				3,121	3,121
Other income (expense), net				1,061	1,061
Income before income taxes					11,937
Depreciation	$ 8,160	$ 7,127	$ 1,559	$ 2,524 (b)	$ 19,370
Capital expenditures	5,456	5,580	2,151	2,940	16,127
Segment assets, total	40,727	43,159	11,706	65,564 (c)	161,156

Reconciling adjustments from segment reporting to consolidated external financial reporting include unallocated corporate items:

(a) Reclassification of depreciation expense and allocation of corporate expenses.

(b) Reduction to straight-line depreciation expense from declining balance method and depreciation and amortization of corporate assets.

(c) Corporate assets include cash and cash equivalents, prepaid expenses, corporate facilities, enterprise-wide information systems, intangibles, and deferred and other nonoperating assets.

(In thousands, except share data)

O. Operations by Segment and Geographic Information *(continued)*

Geographic Information – The following presents revenues and long-lived assets by geographic territory:

	Year Ended December 31,		
	2004	2003	2002
Revenues			
United States	$ 370,639	$ 325,454	$ 301,075
Canada	28,009	20,809	18,198
	$ 398,648	$ 346,263	$ 319,273

	December 31,		
	2004	2003	2002
Long-lived assets, net			
United States	$ 81,588	$ 67,313	$ 69,309
Canada	9,320	6,963	5,114
	$ 90,908	$ 74,276	$ 74,423

P. Commitments and Contingencies

At December 31, 2004, the Company was contingently liable to its principal banks in the amount of $50,290 for letters of credit outstanding primarily related to insurance coverage.

In certain circumstances, the Company has performance obligations that are supported by surety bonds in connection with its contractual commitments.

The Company is party to a number of lawsuits, threatened lawsuits and other claims arising out of the normal course of business. Management is of the opinion that liabilities which may result are adequately covered by insurance, or reflected in the self-insurance accruals, and would not be material in relation to the financial position or results of operations.

Q. Quarterly Results of Operations (Unaudited)

The following is a summary of the results of operations for each quarter of 2004 and 2003.

	Fiscal 2004, Three Months Ended			
	Apr 3	Jul 3	Oct 2	Jan 1
Revenues	$ 79,485	$ 112,259	$ 110,661	$ 96,243
Gross profit	25,609	39,619	38,040	32,300
Income (loss) from operations	(1,789)	10,535	7,518	4,758
Net income (loss)	(648)	5,834	4,174	2,893
Net Income (loss) per share – Basic	$ (.08)	$ .73	$ .53	$ .37
Net Income (loss) per share – Diluted	$ (.08)	$ .71	$ .50	$ .34
ESOT Valuation per share	$ 15.70	$ 18.20	$ 18.20	$ 20.00

	Fiscal 2003, Three Months Ended			
	Mar 29	Jun 28	Sep 27	Jan 3
Revenues	$ 68,094	$ 93,348	$ 92,619	$ 92,202
Gross profit	19,868	34,615	33,719	31,607
Income (loss) from operations	(3,956)	9,324	7,130	3,831
Net income (loss)	(2,908)	5,462	3,959	2,204
Net Income (loss) per share – Basic	$ (.37)	$ .69	$ .51	$ .28
Net Income (loss) per share – Diluted	$ (.37)	$ .67	$ .48	$ .27
ESOT Valuation per share	$ 12.80	$ 13.50	$ 13.50	$ 15.70

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in thousands, except share data)

You should read the following discussion in conjunction with our consolidated financial statements for the three-year period ended December 31, 2004, and the notes thereto, included elsewhere in this annual report.

General

We provide a wide range of horticultural services to residential, commercial, utility and institutional customers throughout the United States and Canada.

Our operating results are reported in two segments: Residential and Commercial Services and Utility Services for operations in the United States. Residential and Commercial Services provides for the treatment, preservation, maintenance, cultivation, planting and removal of trees, shrubs and other plant life; its services also include the practice of landscaping, tree surgery, tree feeding and tree spraying, as well as the application of fertilizer, herbicides and insecticides. Utility Services is principally engaged in the practice of line clearing for investor-owned and municipal utilities, including the clearing of tree growth from power lines, clearance of rights-of-way and chemical brush control.

We also have two nonreportable segments: Canadian operations, which provides a comprehensive range of Davey horticultural services, and Davey Resource Group, which provides services related to natural resource management and consulting, forestry research and development, and environmental planning. In addition, Davey Resource Group also maintains research, technical support and laboratory diagnostic facilities.

Results of Operations

The following table sets forth our consolidated results of operations as a percentage of revenues.

	Year Ended December 31,		
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Costs and expenses:			
Operating	66.0	65.5	66.3
Selling	16.0	16.4	15.9
General and administrative	7.0	7.5	7.1
Depreciation	5.3	5.6	6.1
Amortization of intangible assets	.4	.4	.2
	94.7	95.4	95.6
Income from operations	5.3	4.6	4.4
Other income (expense):			
Interest expense	(.5)	(.6)	(1.0)
Interest income	.5	.1	–
Gain on sale of assets	.1	.3	.6
Other	(.2)	(.2)	(.3)
Income before income taxes	5.2	4.2	3.7
Income taxes	2.1	1.7	1.4
Net income	3.1%	2.5%	2.3%

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Amounts in thousands, except share data)

Overview

Revenues of $398,648 were 15.1% higher than last year's revenues of $346,263. All operating segments experienced revenue increases from the prior year. Utility Services revenues increased 18.9% while Residential and Commercial Services were up 9.6%. All other revenues, comprised of the Canadian operations and Davey Resource Group, were up 25.3%.

Overall, income from operations of $21,022 increased 28.7% from the $16,329 experienced in the prior year. Utility Services experienced the largest increase, the result of storm-damage work from damages inflicted by the hurricanes in the southeastern United States, primarily Florida, as well as an increased demand for utility services. Our Canadian operations also contributed to the increase, a reflection of the continued demand for services.

Net income of $12,253 was $3,536 or 40.6% higher than the $8,717 earned in 2003. The increase in net income was favorably impacted by higher revenues and income from operations, a decrease in interest expense, the result of lower interest rates and lower average debt levels, and by the recognition of $1,692 of interest income in connection with the collection of the prepetition accounts receivable from Pacific Gas & Electric. We have continued to aggressively manage our cash flow, reduce debt and increase our equity-to-debt ratio and, as a result, as of December 31, 2004, our bank debt, consisting of borrowings on our revolving credit facility had declined $10,600 from the prior year end.

Fiscal 2004 Compared to Fiscal 2003

Revenues – Revenues of $398,648 increased $52,385 over the $346,263 reported in 2003. Utility Services increased $27,516 or 18.9% from the prior year and is the result of storm-damage work arising from damages inflicted by hurricanes in the southeastern United States, primarily Florida, as well as contract pricing adjustments, new contracts and increased productivity, within our eastern and western utility operations. Residential and Commercial Services increased $15,899 or 9.6% over 2003, primarily the result of work in New York related to the Asian Longhorned Beetle (ALB) as well as additional work arising from damages inflicted by hurricanes in the southeastern United States. Canadian operations increased $7,200 or 34.6% compared with $20,809 in 2003. New contracts and increases in existing contracts from 2003 as well as improved economic conditions and weather factors account for the increase generally in all operations.

Operating Expenses – Operating expenses of $263,080 increased $36,626 from the prior year, and as a percentage of revenues increased .5% to 66.0%. Utility Services experienced an increase of $17,182 from the prior year, the result of additional costs for labor and equipment associated with the hurricane-inflicted storm-damage work coupled with new contracts obtained within our eastern utility operations and increased revenues within our western utility operations. Residential and Commercial Services increased $13,440 primarily for labor and materials associated with the 2004 addition of the Asian Longhorned Beetle contract in New York as well as additional costs for labor and equipment associated with the hurricane-inflicted storm damage. Canadian operations experienced an increase of $4,431 or 37.5% compared with the prior year for labor and equipment associated with the increased revenues.

Selling Expenses – Selling expenses of $64,010 increased $7,252 from 2003 but as a percentage of revenues decreased .4% to 16.0%. Utility Services experienced an increase of $3,187 or 24.7% over the same period last year, primarily for field management wages and incentives associated with increased earnings from operations. Residential and Commercial Services experienced an increase of $2,270 or 5.5% over the prior year. The increase is attributable to field management wages and incentives associated with the increased revenues. Canadian operations increased $1,264 or 30.7% over the same period last year. Increased field management wages and incentives, the result of increased revenues, contributed to the increase.

General and Administrative Expenses – General and administrative expenses increased $1,961 to $27,908 or 7.6% from the $25,947 experienced in 2003 but as a percentage of revenues decreased .5% to 7.0%. Of the $1,961 increase, $829 relates to the adoption of the Supplemental Executive Retirement Plan, the Benefits Restoration Pension Plan, the 401KSOP Match Restoration Plan and the awards of Performance Restricted-Stock Units. Increases in salaries and incentive expense of $744 also occurred, the result of increased revenues and stronger earnings performance. Also included in 2004 are third-party costs (excluding internal costs) related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 of $302.

(Amounts in thousands, except share data)

Depreciation and Amortization Expense – Depreciation and amortization expense of $22,628 increased $1,853 from the prior year but as a percentage of revenues decreased .3% to 5.7%. The increase is attributable to additional capital expenditures within Utility Services, necessitated by additional contracts obtained in 2004, and new business acquisitions within Residential and Commercial Services. Depreciation and amortization expense in 2005 is expected to exceed 2004 levels.

Interest Expense – Interest expense of $1,827 declined $235 or 11.4% from the $2,062 incurred in 2003. The decline continues to be the result of lower average debt levels during the year.

Interest Income – Interest income of $1,949 increased $1,720 from the $229 experienced in 2003. The increase is attributable to the recognition of $1,692 in connection with the collection of the prepetition accounts receivable from Pacific Gas & Electric.

Gain on Sale of Assets – Gain on the sale of assets of $552 decreased $379 from the $931 experienced in 2003. The decrease is attributable to a reduction in the number of vehicles disposed of as compared to 2003.

Income Taxes – Income tax expense for 2004 was $8,643. The 2004 effective rate of 41.4% includes a 5.7% effect of state income taxes.

Net Income – Net income of $12,253 exceeded 2003's net income by $3,536, or an increase of .6% as a percentage of revenues.

Fiscal 2003 Compared to Fiscal 2002

Revenues – Revenues of $346,263 increased $26,990 over the $319,273 reported in 2002. Utility Services increased $12,763 or 9.6% from the prior year and is the result of additional contracts and pricing adjustments within our western utility operations as well as additional revenues in our eastern utility operations due to additional storm-damage work in North Carolina. Residential and Commercial Services increased $10,635 or 6.8% over 2002, primarily related to acquisitions made in 2003 and the latter half of 2002 as well as more favorable weather conditions during the year.

Operating Expenses – Operating expenses of $226,454 increased $14,905 from the prior year, but as a percentage of revenues decreased .8% to 65.5%. Utility Services experienced an increase of $11,756 from the prior year, the result of labor and equipment costs associated with new contracts obtained within our western utility operations. Residential and Commercial increased $3,785 primarily the result of storm-damage work in North Carolina.

Selling Expenses – Selling expenses of $56,758 increased $5,893 from 2002 and as a percentage of revenues increased .5% to 16.4%. Residential and Commercial Services increased $6,214, primarily for field management wages, branch office expenses and wages associated with purchased operations that were acquired in 2003 and the latter half of 2002. All other segments combined decreased $321.

General and Administrative Expenses – General and administrative expenses increased $3,147 to $25,947 or 13.8% from the $22,800 experienced in 2002. The increase is attributable to: (a) an increase in professional services of $1,197, arising from a $600 credit in 2002 from the resolution of disputed services; (b) the recognition of pension expense in 2003 as compared to income in 2002, a change of $1,025; and, (c) an increase in employee wage and incentive expense of $550.

Depreciation and Amortization Expense – Depreciation and amortization expense of $20,775 increased $713 from the prior year but as a percentage of revenues decreased .3% to 6.0%. The increase was the result of additional capital expenditures for equipment and business acquisitions within Residential and Commercial Services. Depreciation and amortization expense in 2004 is anticipated to increase over 2003 as a result of acquisitions.

(Amounts in thousands, except share data)

Interest Expense – Interest expense of $2,062 declined $1,059 or 33.9% from the $3,121 incurred in 2002. Lower average debt-levels and lower interest rates on bank borrowings account for the decrease.

Gain on Sale of Assets – Gain on the sale of assets of $931 decreased $1,123 from the $2,054 experienced in 2002. The decrease is the result of the recognition of the 2002 sale of a facility associated with our Residential and Commercial Services operations.

Income Taxes – Income tax expense for 2003 was $6,016. The 2003 effective rate of 40.8% includes a 6.7% effect of state income taxes.

Net Income – Net income of $8,717 exceeded 2002's net income by $1,496, or an increase of .2% as a percentage of revenues.

Liquidity and Capital Resources

Our principal financial requirements are for capital spending, working capital and business acquisitions.

Cash increased $1,033 during the year ended December 31, 2004. Net cash provided by operating activities of $54,010 was offset by uses of cash consisting of $38,119 for investing activities and $14,858 for financing activities.

Net Cash Provided by Operating Activities

Operating activities in 2004 provided cash of $54,010, or $25,747 higher than the $28,263 provided in 2003. The $25,747 net increase was due to a decrease in accounts receivable, deferred taxes and other assets and increases in self-insurance accruals and accounts payable and accrued expenses.

Overall, accounts receivable dollars decreased $1,272 in 2004 as compared to the $4,017 increase experienced in 2003 although the "days-sales-outstanding" in accounts receivable increased 8 days as at December 31, 2004, as compared with the prior year end. The increase in the days-sales-outstanding relates to work performed for our utility service customers, primarily related to storm-damage work and contract modifications.

On April 6, 2001, Pacific Gas & Electric ("PG&E") voluntarily filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On June 19, 2003, it was announced that Pacific Gas & Electric Corporation ("PG&E Corporation," the parent company of PG&E), the staff of the California Public Utilities Commission ("CPUC"), and PG&E entered into a settlement agreement. Subsequently, PG&E Corporation, PG&E, and the Official Committee of Unsecured Creditors ("OCC"), as co-proponents, filed the settlement agreement with the bankruptcy court. In December 2003, the CPUC approved the settlement agreement and the bankruptcy court confirmed the plan of reorganization.

PG&E is one of the Company's largest utility customers. Subsequent to the bankruptcy petition date, April 6, 2001, the Company continued to provide services under the terms of its contracts with PG&E and received payment for post-petition date services performed.

On April 12, 2004, PG&E announced that its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective and that the holders of record of allowed claims would be paid. Davey Tree was a holder of allowed claims related to prepetition accounts receivable that arose prior to the filing date of PG&E's voluntary bankruptcy petition on April 6, 2001. On April 13, 2004, the Company received payment of $13,326 from PG&E in settlement of allowed claims related to prepetition accounts receivable.

For the period from the bankruptcy petition date, April 6, 2001, through April 13, 2004, interest was payable on the prepetition accounts receivable. Interest received during 2004 totaled $297 (with $559 received in 2003 and $836 in 2002).

(Amounts in thousands, except share data)

Accounts payable and accrued expenses increased $7,249 in 2004, an increase of $6,870 when compared to the increase of $379 experienced in 2003. The increase is primarily attributable to an increase in trade payables, employee compensation, accrued vacation, self-insured medical claims and tax liabilities. These increases were partially offset by decreases in commercial insurance payables and income taxes payable.

Self-insurance accruals increased $6,832 in 2004, $2,298 more than the increase experienced in 2003. The increase occurred in all classifications, workers' compensation, general liability and vehicle liability and resulted primarily from an overall increase in deductible amounts under commercial insurance, or the self-insured risk retention.

Other assets decreased $1,181 in 2004, a change of $2,087 over the $906 increase in 2003. The decrease is the result of reductions in advance payments for insurance premiums related to our workers' compensation, vehicle liability and general liability policies, prepaid pension costs and increases in costs associated with our defined benefit plans.

Net Cash Used in Investing Activities

Investing activities used $38,119 in cash, or $18,379 more than that used in 2003, the result of higher expenditures for equipment and business acquisitions. The expenditures were offset by lesser proceeds from the sale of property and equipment. We anticipate the level of capital expenditures in 2005 will not exceed that of 2004.

Net Cash Used in Financing Activities

Financing activities used $14,858 in 2004, an increase of $5,955 over the $8,903 used in 2003. Net borrowings outstanding, from the revolving credit agreement, decreased by $10,600. The continued decrease was consistent with our planned efforts to reduce debt levels. Borrowings of notes payable decreased $278 while other debt and capital lease obligations increased $730. Purchases of common shares for treasury of $7,253 were offset by cash received from the sale of common shares of $3,993 and $794 of cash received on our common share subscription. Dividends paid during 2004 totaled $2,244.

Revolving Credit Facility – In December 2004 the Company executed an amendment to its revolving credit facility. The amended agreement, which expires in December 2007, permits borrowings as defined up to $120,000 with a letter of credit sublimit of $60,000 (the previous agreement permitted borrowings up to $90,000 with a letter of credit sublimit of $40,000). The revolving credit facility contains certain affirmative and negative covenants customary for this type of facility and includes financial covenant ratios, as defined, with respect to funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization), and funded debt to capitalization.

Contractual Obligations Summary

The following is a summary of our long-term contractual obligations, as at December 31, 2004, to make future payments for the periods indicated.

	Contractual Obligations Due–Year Ending December 31,						
Description	**Total**	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Revolving credit facility	$ 18,700	$ –	$ –	$ 18,700	$ –	$ –	$ –
Term loans	2,040	910	665	465	–	–	–
Capital lease obligations	4,415	1,217	1,053	1,421	477	247	–
Operating lease obligations	5,945	2,159	1,487	1,172	707	269	151
Self-insurance accruals	37,381	12,938	8,383	5,811	3,190	1,726	5,333
Other liabilities	2,225	–	1,106	495	250	212	162
	$ 70,706	$ 17,224	$ 12,694	$ 28,064	$ 4,624	$ 2,454	$ 5,646

The self-insurance accruals in the summary above reflect the total of the undiscounted amount accrued, for which amounts estimated to be due each year

(amounts in thousands, except share data)

may differ from actual payments required to fund claims. Other liabilities include estimates of future expected funding requirements related to retirement plans and other sundry items. Because their future cash outflows are uncertain, noncurrent deferred taxes have been excluded from the summary above.

As at December 31, 2004, we were contingently liable to our principal banks in the amount of $50,290, of which $46,060 is committed under the revolving credit facility. Substantially all of these letters of credit, which expire within a year, are planned for renewal as necessary.

Also, as is common with our industry, we have performance obligations that are supported by surety bonds, which expire during 2005 through 2008. We intend to renew the performance bonds where appropriate and as necessary.

Off-Balance Sheet Arrangements

There are no "off-balance sheet arrangements" as that term is defined in Securities and Exchange Commission (SEC) Regulation S-K, Item 303(a)(4)(ii).

Capital Resources

Cash generated from operations and our revolving credit facility are our primary sources of capital.

Business seasonality results in higher revenues during the second and third quarters as compared with the first and fourth quarters of the year, while our methods of accounting for fixed costs, such as depreciation and interest expense, are not significantly impacted by business seasonality. Capital resources during these periods are equally affected. We satisfy seasonal working capital needs and other financing requirements with the revolving credit facility and several other short-term lines of credit. We are continuously reviewing our existing sources of financing and evaluating alternatives. At December 31, 2004, we had working capital of $22,207, short-term lines of credit approximating $3,073, and $55,240 available under our revolving credit facility.

Our sources of capital presently allow us the financial flexibility to meet our capital spending plan and to complete business acquisitions.

Accounting Pronouncement Issued But Not Yet Adopted

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment," ("FAS 123R"). FAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes a fair-value measurement objective in determining the value of such a cost. FAS 123R will be effective for the year beginning January 1, 2006. FAS 123R is a revision of FAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company is currently evaluating the impact of FAS 123R on its consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to accounts receivable, specifically those receivables under contractual arrangements primarily arising from Utility Services customers; allowance for doubtful accounts; and self-insurance accruals. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are our "critical accounting policies and estimates"– those most important to the financial presentations and those that require the most difficult, subjective or complex judgments.

Revenue Recognition – Revenues from Residential and Commercial Services are recognized as the services are provided and amounts are determined to be collectible. Revenues from contractual arrangements, primarily with Utility Services customers, are recognized based on costs incurred to total estimated contract costs. Changes in estimates and assumptions related to total estimated contract costs may have a material effect on the amounts reported as receivables arising from contractual arrangements and the corresponding amounts of revenues and profit.

Utility Services Customers – We generate a significant portion of revenues and corresponding accounts receivable from our Utility Services customers in the utility industry. One Utility Services customer, PG&E, approximated 13% of revenues during 2004, 14% during 2003 and 13% during 2002. Adverse conditions in the utility industry or individual utility customer operations may affect the collectibility of our receivables or our ability to generate ongoing revenues.

Allowance for Doubtful Accounts – In determining the allowance for doubtful accounts, we evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings), we record a specific allowance for doubtful accounts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due. If circumstances change (e.g., unexpected material adverse changes in a major customer's ability to meet its financial obligation to us or higher than expected customer defaults), our estimates of the recoverability of amounts could differ from the actual amounts recovered.

Self-Insurance Accruals – We are generally self-insured for losses and liabilities related primarily to workers' compensation, vehicle liability and general liability claims. We use commercial insurance as a risk-reduction strategy to minimize catastrophic losses. We accrue ultimate losses based upon estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on our specific experience.

Our self-insurance accruals include claims for which the ultimate losses will develop over a period of years. Accordingly, our estimates of ultimate losses can change as claims mature. Our accruals also are affected by changes in the number of new claims incurred and claim severity. The methodology for estimating ultimate losses and the total cost of claims were determined by third-party consulting actuaries; the resulting accruals are continually reviewed by us, and any adjustments arising from changes in estimates are reflected in income currently.

Our self-insurance accruals are based on estimates and, while we believe that the amounts accrued are adequate, the ultimate claims may be in excess of or less than the amounts provided.

Market Risk Information

In the normal course of business, we are exposed to market risk related to changes in interest rates and changes in foreign currency exchange rates. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on long-term debt obligations. The interest rates on substantially all of our long-term debt outstanding are variable. We have entered into interest rate swaps to limit our exposure to interest rate volatility. (Interest rate "swaps" are the exchange of interest rate payments based on fixed versus floating interest rates that reduce the risk of interest rate changes on future interest expense-"hedging.")

(amounts in thousands, except share data)

The following table provides information, as of December 31, 2004, about our debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows, weighted-average interest rates by expected maturity dates and fair values. For the interest rate swaps, the table presents the underlying face (notional) amount, weighted-average interest rate by contractual maturity dates and the fair value to settle the swaps at December 31, 2004. Weighted-average interest rates used for variable rate obligations are based on rates as derived from published spot rates, in effect as at December 31, 2004.

	December 31,							Fair Value December 31,
	2005	2006	2007	2008	2009	Thereafter	Total	2004
Liabilities								
Long-term debt								
Fixed rate	$ 36	$ 40	$ 40	$ –	$ –	$ –	$ 116	$ 116
Average interest rate	10.0%	10.0%	10.0%					
Variable rate	$ 874	$ 625	$ 19,125	$ –	$ –	$ –	$ 20,624	$ 20,164
Average interest rate	3.8%	4.5%	4.6%					
Interest rate derivative instruments								
Interest rate swap:								
Pay fixed, notional amount	$15,000	$ –	$ –	$ –	$ –	$ –	$ 15,000	$ 13
Average pay rate	2.89%							
Average receive rate	2.52%							

Interest rates, as of December 31, 2004, on the fixed-rate debt was 10.0% and interest rates on the variable-rate debt ranged from 2.9% to 5.3%.

The interest rate swap has an underlying face (notional) amount of $15,000, which is used to calculate the cash flow to be exchanged and does not represent the exposure to credit loss. If we were to settle the swap agreement at December 31, 2004 (fair value), we would pay $13.

Foreign Currency Rate Risk

We are exposed to market risk related to foreign currency exchange rate risk resulting from our operations in Canada, where we provide a comprehensive range of horticultural services.

Our financial results could be affected by factors such as changes in the foreign currency exchange rate or differing economic conditions in the Canadian markets as compared with the markets for our services in the United States. Our earnings are affected by translation exposures from currency fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. Similarly, the Canadian dollar-denominated assets and liabilities may result in financial exposure as to the timing of transactions and the net asset / liability position of our Canadian operations.

For the year ended December 31, 2004, the result of a hypothetical 10% uniform change in the value of the U.S. dollar as compared with the Canadian dollar would not have a material effect on our results of operations or our financial position. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Impact of Inflation

The impact of inflation on the results of operations has not been significant in recent years.

Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 7A - Quantitative and Qualitative Disclosures About Market Risk," and elsewhere. These statements relate to future events or our future financial performance. In some cases, forward-looking statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from what is expressed or implied in these forward-looking statements. Some important factors that could cause actual results to differ materially from those in the forward-looking statements include:

- Our business, other than tree services to utility customers, is highly seasonal, and weather dependent.
- Significant customers, particularly utilities, may experience financial difficulties, resulting in payment delays or delinquencies.
- The seasonal nature of our business and changes in general and local economic conditions cause our quarterly results to fluctuate, and prior performance is not necessarily indicative of our future results.
- Significant increases in fuel prices for extended periods of time will increase our operating expenses.
- We have significant contracts with our utility, commercial and government customers that have liability risk exposure as part of those contracts. Consequently, we have substantial insurance, and increases in the cost of obtaining adequate insurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity.
- Because no public market exists for our common shares, the ability of shareholders to sell their common shares is limited.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this annual report to conform these statements to actual future results.

Board of Directors

R. Douglas Cowan[G]	Chairman & Chief Executive Officer
Karl J. Warnke[G]	President & Chief Operating Officer
R. Cary Blair[CG]	Retired Chairman & CEO, Westfield Companies
Dr. Carol A. Cartwright[AG]	President, Kent State University
Russell R. Gifford[AC]	Retired President & CEO, CNG Energy Services
Douglas K. Hall[AC]	President & CEO, Earth Satellite Corporation
Willard R. Holland[CG]	Retired Chairman & CEO, FirstEnergy Corporation
Robert A. Stefanko[AG]	Chairman & CFO, A. Schulman, Inc.

Committees: A–Audit C–Compensation G–Governance

Officers

R. Douglas Cowan	Chairman & Chief Executive Officer
Karl J. Warnke	President & Chief Operating Officer
David E. Adante	Executive Vice President, CFO & Secretary
Howard D. Bowles	Sr. Vice President & GM, Davey Tree Surgery Company
C. Kenneth Celmer	Sr. Vice President & GM, Residential/ Commercial Services
Dr. Roger C. Funk	Vice President & GM, The Davey Institute
Fred W. Johnson	Vice President, Operations Support Services
Steven A. Marshall	Vice President & GM, Eastern Utility Services
Gordon L. Ober	Vice President, Personnel Recruiting & Development
Richard A. Ramsey	Vice President & GM, Canadian Operations
Nicholas R. Sucic	Controller & Chief Accounting Officer
Bradley L. Comport	Treasurer
Marjorie L. Conner	Assistant Secretary & Counsel
Rosemary T. Nicholas	Assistant Secretary

Operations Management

Larry S. Abernathy	Vice President of Operations, Davey Tree Surgery Company
Patrick M. Covey	Vice President, Southern Operations, Utility Services
George M. Gaumer	Vice President, Commercial Grounds Management
Blaire R. Sayers	Vice President & GM, Davey Tree Limited
Rodney B. Soderstrom	Vice President & GM, Davey Tree Services
James F. Stief	Vice President, Central, Southern & Western Operations, Residential Services
Mark Vaughn	Vice President, Northern Operations, Utility Services
James A. Westlake	Vice President, Eastern Operations, Residential Services

Subsidiaries

Davey Tree Surgery Company	Livermore, California
Davey Tree Expert Co. of Canada, Limited	Burlington, Ontario & Vancouver Island, British Columbia

Counselors At Law

Thompson Hine LLP	Cleveland, Ohio

Independent Auditors

Ernst & Young LLP	Akron, Ohio



The Davey Tree Expert Company

[illegible] North Mantua Street, P.O. Box 5193, Kent, Ohio 44240-5193 • www.davey.com

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